Marizyme, Inc.

555 Heritage Drive, Suite 205

Jupiter, Florida 33458

October 13, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Marizyme, Inc.
Registration Statement on Form S-1 (File No. 333-273308)

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marizyme, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Tuesday, October 17, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Marizyme, Inc.

By:	/s/ David Barthel
David Barthel
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.